For Immediate Release

Valcent’s First VertiCrop™ Installation Slated for City of Vancouver

VANCOUVER, BRITISH COLUMBIA, December 12, 2011 - Valcent Products Inc. (OTCQB: VCTZF) (“Valcent”) announced today that it has entered into a Memorandum of Understanding (“MOU”) with PSWJ Holdings Ltd. (“PSWJ”) and EasyPark, a Corporation that manages and operates parkades and properties owned by the City of Vancouver, to install a VertiCrop™ high density vertical growing system on the top-level of a parkade in the heart of the city’s downtown core.

Named one of TIME Magazine's 50 Best Inventions, VertiCrop™ allows leafy green vegetables to be grown in controlled environments such as greenhouses and underutilized urban warehouses.  In addition to providing year-round access to fresh, healthy, local produce, VertiCropTM requires a fraction of the land, energy, and water conventionally required to grow, prepare and distribute produce.

The MOU proposes that North America’s first VertiCrop™ unit be installed on the roof levels of the EasyPark parking lot at 535 Richards Street in downtown Vancouver, or a similar location. The business will be operated by a new joint venture between Valcent and PSWJ.

“We’re very excited about the possibility of having North America’s first VertiCrop™ operation installed in the progressive City of Vancouver,” said Stephen Fane, CEO of Valcent Products Inc. “The way we produce food today will not satisfy global demand in the future. VertiCrop™ is the paradigm shift that we need in agriculture.”

The City of Vancouver has set the goal of being the world’s greenest city 2020 and EasyPark will provide the opportunity to showcase the VertiCropTM technology and demonstrate a sustainable local food production facility.

“The proposed VertiCrop™ installation in the City of Vancouver showcases our ability to adapt our urban assets to meet changing market demands and promote environmental leadership,” said General Manager Mel McKinney for EasyPark. “This long-term lease generates direct financial benefit to Vancouverites while showcasing Vancouver’s sustainability innovation.”

The MOU calls for the formal lease agreement to be completed within 90 days of today’s signing.
For more information visit: www.verticrop.com
About Valcent Products Inc. (“Valcent”) is a publicly traded company (OTCQB: VCTZF) located in Vancouver, Canada, and is recognized as the world leader in the development, manufacturing and integration of commercial VertiCrop™ technology for global markets. Valcent is an environmentally responsible company that has created a proprietary growing system that can be used in any climate and requires a very small footprint in urban environment. www.valcent.net

Safe Harbor for Forward Looking Statements: This press release contains forward-looking information, in that it describes events and conditions which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "seeks", "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Valcent disclaims any obligation to update any forward-looking statements.

Media Contact Jennifer Maloney Email: Jennifer@sippublicity.com Phone: 604-727-4506	Corporate Contact Donovan Wollard Email: dwoollard@alterrussystems.com Phone: 604-720-4223